Filed by General Electric Company
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397
Date: November 16, 2016

GE OG Minds + Machines 2016 Investor meeting November, 2016
Imagination at work.

Additional Information and W here to Find It In connection
with the proposed transaction between GE and Baker Hughes
Incorporated ("BHI"), Bear Newco, Inc. ("Newco") will
prepare and file with the SEC a registration statement on
Form S-4 that will include a combined proxy
statement/prospectus of Newco and BHI (the "Combined Proxy
Statement/Prospectus"). BHI and Newco will prepare and file
the Combined Proxy Statement/Prospectus with the SEC, and
BHI will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a
substitute for any proxy statement, registration statement,
proxy statement/prospectus or other documents BHI and/or
Newco may file with the SEC in connection with the proposed
transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO
READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY
STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY
AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY
STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY BHI OR
NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED
TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT
INFORMATION. Investors and security holders will be able to
obtain free copies of the Combined Proxy
Statement/Prospectus and other documents filed with the SEC
by BHI and/or Newco through the website maintained by the
SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by
Newco and/or BHI with the SEC on BHI's website at
http://www.bakerhughes.com or by contacting BHI Investor
Relations at alondra.oteyza@bakerhughes.com or by calling
+1-713-439-8822.

No Offer or Solicit at ion This communication is for
informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the
solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or
the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction
or otherwise, nor shall there be any sale, issuance or
transfer of securities in any jurisdiction in contravention
of applicable law. No offer of securities shall be made
except by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended, and
otherwise in accordance with applicable law.

Participants in the Solicitation GE, BHI, Newco, their
respective directors, executive officers and other members
of its management and employees may be deemed to be
participants in the solicitation of proxies in connection
with the proposed transaction. Information regarding the
persons who may, under the rules of the SEC, be deemed
participants in the solicitation of proxies in connection
with the proposed transaction, including a description of
their direct or indirect interests, by security holdings or
otherwise, will be set forth in the Combined Proxy
Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and
executive officers of GE is contained in GE's proxy
statement for its 2016 annual meeting of stockholders, filed with the SEC on March 16, 2016, its Annual Report on Form
10-K for the year ended December 31, 2015, which was filed
with the SEC on February 26, 2016, its Quarterly Report on
Form 10-Q/A for the quarter ended September 30, 2016, which
was filed with the SEC on November 9, 2016 and certain of
its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of BHI is contained in
BHI's proxy statement for its 2016 annual meeting of
stockholders, filed with the SEC on April 11, 2016, its
Annual Report on Form 10-K/A for the year ended December 31,
2015, which was filed with the SEC on February 19, 2016, its
Quarterly Report on Form 10-Q for the quarter ended
September 30, 2016 which was filed with the SEC on October
25, 2016 and certain of its Current Reports filed on Form
8-K. These documents can be obtained free of charge from the sources indicated above

Caution concerning forward-look ing statements This
communication contains "forward-looking" statements as that
term is defined in Section 27A of the Securities Act of
1933, as amended, and Section 21E of the Securities Exchange
Act of 1934, as amended by the Private Securities Litigation
Reform Act of 1995, including statements regarding the
proposed transaction between GE and BHI. All statements,
other than historical facts, including statements regarding
the expected timing and structure of the proposed
transaction; the ability of the parties to complete the
proposed transaction considering the various closing
conditions; the expected benefits of the proposed
transaction such as improved operations, enhanced revenues
and cash flow, synergies, growth potential, market profile,
customers' business plans and financial strength; the
competitive ability and position of the combined company
following completion of the proposed transaction, including
the projected impact on GE's earnings per share; the
projected future financial performance of GE Oil & Gas, BHI
and Newco; oil and natural gas market conditions; costs and
availability of resources; legal, economic and regulatory
conditions; and any assumptions underlying any of the
foregoing, are forward-looking statements. Forward-looking
statements concern future circumstances and results and
other statements that are not historical facts and are
sometimes identified by the words "may," "will," "should,"
"potential," "intend," "expect," "endeavor," "seek,"
"anticipate," "estimate," "overestimate," "underestimate,"
"believe," "could," "project," "predict," "continue,"
"target" or other similar words or expressions.
Forward-looking statements are based upon current plans,
estimates and expectations that are subject to risks,
uncertainties and assumptions. Should one or more of these
risks or uncertainties materialize, or should underlying
assumptions prove incorrect, actual results may vary
materially from those indicated or anticipated by such
forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans,
estimates or expectations will be achieved. Important
factors that could cause actual results to differ materially from such plans, estimates or expectations include, among
others, (1) that one or more closing conditions to the
transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise,
including that a governmental entity may prohibit, delay or
refuse to grant approval for the consummation of the
proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the
required approval by the stockholders of BHI may not be
obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or BHI, or at
all; (3) unexpected costs, charges or expenses resulting
from the proposed transaction; (4) uncertainty of the
expected financial performance of the combined company
following completion of the proposed transaction; (5)
failure to realize the anticipated benefits of the proposed
transaction, including as a result of delay in completing
the proposed transaction or integrating the businesses of
GE, BHI and Newco; (6) the ability of the combined company
to implement its business strategy; (7) difficulties and
delays in achieving revenue and cost synergies of the
combined company; (8) inability to retain and hire key
personnel; (9) the occurrence of any event that could give
rise to termination of the proposed transaction; (10) the
risk that stockholder litigation in connection with the
proposed transaction or other settlements or investigations
may affect the timing or occurrence of the contemplated
merger or result in significant costs of defense,
indemnification and liability; (11) evolving legal,
regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price
changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time
to time in GE's and BHI's reports filed with the SEC,
including GE's and BHI's annual report on Form 10-K,
periodic quarterly reports on Form 10-Q, periodic current
reports on Form 8-K and other documents filed with the SEC.
The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of
this communication. Neither GE nor BHI undertakes any
obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are
cautioned not to place undue reliance on any of these
forward-looking statements.

Business Discussions Turbomachinery Solutions Downstream
Technology Solutions Surface Subsea Systems & Drilling
Digital Solutions Financial Update Deal Overview Q&A Lorenzo
Simonelli Matthias Heilmann Rod Christie Hasan Dandashly
Uwem Ukpong Neil Saunders Matthias Heilmann Brian Worrell
Lorenzo Simonelli

O&G industry … strong long-term fundamentals

Factors driving industry

Oil

(MBOE/D)

Demand
102+ MBOE/D
~1% CAGR


95
~102
New supply
Existing production
~20% decline
Existing production
2015
2025F

- NAM unconventionals ~25% E&P spend
- New fields emerging in international onshore
- Subsea & offshore required

Gas

(BCM/Y)

Demand
4.0+ BCM/Y
~2% CAGR


3.5
~4.0
New supply
Existing production
~20% decline
Existing production
2015
2025F

- Gas ↑ ~1.5% to 2040
- LNG growing 2-3x faster
- NAM long-term, low cost source

Customer expectations

1. Increasing requirements for solutions offering
2. Focusing on cost savings & standardization
3. Driving efficiency & productivity with digital
4. Capex to opex switch

5

GE O and G

GE O&G ... providing cutting edge technology and service solutions throughout the value chain

UPSTREAM	MIDSTREAM	DOWNSTREAM
- Subsea - Offshore - Onshore	- LNG - Pipeline & Storage	- Refinery - Petrochemical

Digital solutions

~40,000 EMPLOYEES
~$16.5B REVENUES '15

Improving the health & productivity of your operations from extraction to end of use.



7

Building GE Oil and Gas Focusing where technology makes the
difference ($ in billions) $14B+ invested 30+ acquisitions
1994 2004 2007 2008 2011 2012 2013 2014 2015 Total O and G
orders $1 $4 $10 $10 $16 $19 $20 $20 $15 A Turbo Machinery
company Developed Service model and expanded in Inspection
Technologies Entered Subsea segment Expanded Capital
Drilling segment Expanded to Flow and Artificial Lift Became
Standalone GE segment Expanded in Artificial and Rod Lift
segment Continue to build out capabilities to focus on
specific segments

Experienced team with deep domain expertise Experienced
leadership team Talent acquisition through the cycle-a)
Maria Borras VP Commercial >20 years in O and G Rod Christie VP
Turbomachinery >10 years in O and G Neil Saunders VP Subsea,
Drilling >20 years in O and G Matthias Heilmann CEO, Digital
Solutions >20 years in Software Uwem Ukpong Integration
Leader >20 years in O and G Michele Stangarone Leader Europe +
UK >25 years in O and G 161 '14 435 '14 92 '14 104 '15 118 '15
44 '15 93 '16 133 '16 38 '16 1,000+ external talent acquired since 2014 ... strong pipeline (a- employee hires within
respective year

GE O and G product companies Offering a leading portfolio of advanced technology and optimization support across all oil
and gas segments 2015 Revenues $5.4B $2.2B $2.2B $4.3B $2.3B
TURBOMACHINERY SOLUTIONS Technology leader with strong
differentiation Attractive service business - 10-20+ year
contracts DOWNSTREAM TECHNOLOGY SOLUTIONS Large Installed
Base More Stable through cycles SURFACE Short-cycle, service focused offerings Expanding presence in unconventionals
SUBSEA SYSTEMS and DRILLING Long-cycle, high technology
segment Industry first: 20K PSI BOP, Performance based
contracts DIGITAL SOLUTIONS Leading positions in high-tech
niches Cutting-edge next-gen measurement and controls

Broad Services portfolio ($ in billions) Services backlog
Key wins $12.7 2Q15 $14.4 3Q16 +13% Subsea Systems and
Drilling Industry first performance based CSA ... 10 years
GE Energy Financial Services support Turbomachinery
Solutions 20+ year service agreement Follow-up to Sabine
Pass $1B 4Q14 Turbomachinery Solutions SapuraKencana GE Oil
and Gas Services Floating LNG long term maintenance agreement
Backlog growth in down cycle ... more in pipeline

Capitalizing on the GE Store at Oil and Gas SOFTWARE CENTER
Smart BOP and advanced controls POWER Water injection and
processing DIGITAL SOLUTIONS Leak detection and multiphase
flow measurement AVIATION Valve coatings and advanced
materials TURBO MACHINERY Pumps and compressor technology
ENERGY CONNECTIONS Power transmission and distribution
SUBSEA SYSTEMS Subsea production equipment and services
HEALTHCARE Diagnostic software imaging GLOBAL RESEARCH
CENTER Flow assurance and advanced riser technology
Continuously using the entire company toolkit ... solutions
for customers

GE Strategy: Becoming a Digital Industrial Company One goal
in sight - Drive Productivity and Increase Relevance in the
World GE for GE GE for Customers GE for World Productivity o
Digital thread o Predix + data o Digital twin/1st principle
model o Services Transformation Apps o Outcomes for
customers o Optimize GE equipment o Industrial apps
portfolio, micro services o Digital extensions Operating
System o Enable industrial companies o Predix industrial
operating system o Industrial-focused security

Outcome-based digital eco system Partnering across the value chain and providing transformative solutions on Predix
PRODUCTION OPTIMIZATION Optimize production operations,
maximize production levels, minimize costs OPERATE: ASSET
PERFORMANCE MANAGEMENT Drive reliability and availability of equipment , minimize total cost of ownership, and reduce
operational risks Paradigm Partnership for reservoir driven
production optimization System 1 Optimized plant operations
and condition driven maintenance Field Vantage LNG Equipment
Reliability Analysis Offshore Reliability and Availability
Intelligent Pipeline Solutions TRANSFORM TRANSPORT PRODUCE
DRILL EXPLORE DESIGN and BUILD Build digital into the
engineering, procurement and construction process Reservoir
engineering modeling and capital planning

Connecting legacy to future Bringing 124 years of industrial excellence to the cloud Equipment and Production Data Edge
On-Ramp to Predix Cloud Predix Cloud-Based Applications O
and G Sensors Safire (2) SeaLytics (2) LWM System 1 O and G
Controls Predix Field Agents, Gateway Predix enabled
Controllers APM O and G Extensions APM Predix O and G
Specific, from Reservoir to Refinery Common Building Blocks
across GE

O&G Digital roadmap

- Non-Productive Time Avoidance
- Production Optimization

O&G Vertical Applications

APM Upstream	APM LNG/FPSO	APM Midstream	APM Downstream
• Onshore • Offshore • Subsea	• LNG • FPSO • FLNG	• Pipelines • Storage	• Refinery • Petrochemical

- Utilize & extend Predix, APM & Meridium cloud services
- Contribute to GE Store

PREDIX

Core Services

System Health	Incident Management	Digital Inspections	Maintenance Optimization
Visualization	Collaboration	Risk Management	Operations Optimization

Digital Twin Foundation

Asset Services	Analytics Orchestration	Data Management	Simulation

Edge & On-Ramp Services

Connectivity	Edge	Inspections On-ramp	System 1 On-ramp

16

Turbomachinery Solutions

Key offerings



Gas Turbines

- Heavy duty
- Aeroderivative
- Industrial



Centrifugal compressors



Small-scale & modular liquefied natural gas



Long-term service agreements



Transactional services

Applications



Large scale liquefied natural gas



Offshore power & processing



Oilfield power & gas (re)injection



Pipeline Compression



Small-scale modular LNG

Business drivers

New Units

~55% 2015 Revenues



- Greenfield projects: liquefied natural gas, offshore, onshore fields, pipelines
- Brownfield extensions and upgrades
- Delivery ~2 years after order/final investment decision

Aftermarket Services

~45% 2015 Revenues



- Long-term agreements (55%) ... typically signed with equipment award
- Transactional and event-based (45%)

17

Turbomachinery competitive differentiation Technology o
Innovating with proven solutions - robust NPI deck o Best in class production integration, compressors and drivers
Execution o Project execution excellence - end-to-end
project control o Predictability - planning platform and
testing capabilities o Cost , cycle - scalability Expertise
o Global and local partnerships / teams o Industry know-how
Applying GE services experience to the total portfolio

Services driving predictivity



Installed base & data acquisition … **the foundation**

\+



Experience & insight … **industry expertise**

\+



Connectivity & big data … **software & analytics**

After market services & installed base

- TMS installed base:
  - ~3,500 centrifugal compressors
  - ~3,000 gas turbines
- LNG installed base:
  - ~410 centrifugal compressors
  - ~330 gas turbines
- Deep OEM domain knowledge & service expertise
- Integrated software architecture

Services ++

Driving productivity … no unplanned downtime

19

Serving the LNG industry across the plant lifecycle … 20+ with long-term service agreements

CAPEX

Knowledge advisory

- Pre-FEED/FEED equipment selection and studies (iO JV)

Best in class main refrigerant equipment and upstream completions

- Equipment provision and full string test
- Installation supervision & training
- Safety and initial parts

OPEX

Best in class availability commitment

- ReliabilityMax (5 active LNG plants). Zero unplanned downtime. Up to 99% availability guarantee.

Enablers

- CSA … beyond traditional maintenance
- Digital … Predictivity maintenance
- Predix … Remote services & APM
- Power Peak & Trip Reduction Program
- Unified Ops … move beyond GE assets



-6
-4
-3
0
20+
Years
Pre-Feed/Feed
FID
EPC award
COD
Plant operations

20

Downstream Technology Solutions

Key offerings



Downstream Products & Services (DP&S) Nuovo Pignone

- Steam turbines
- Reciprocating compressors
- Services & diagnostics



Flow & Process Technologies (F&PT) DRESSER

- Valves
- Pumps
- Regulators & Actuators



Reciprocating compression SUPERIOR AJAX

- High speed compressors
- Ajax integral & separable compressors
- Modular CNG solutions

Applications



Refining, Petrochem & Fertilizers


IST
PVS
F&PT

Process & general industrial



Compression for upstream oil & gas

Major customers

Oil Companies
- ✓ International
- ✓ National
- ✓ Independent

Petrochemical companies

General industrial companies

Business drivers

- **DP&S**: project business + aftermarket for refineries, petrochem & fertilizer plants
- **F&PT**: project + flow for downstream & process industries
- **Reciprocating compressors** ... mainly upstream ... gas lift, natural gas for power generation. Shale gas infrastructure levered

21

Refinery and Petrochemical Solutions Refineries
Petrochemical Plants Fertilizer Plants o Hydro Skimming o
Catalytic Cracking (FCC) o Coking o Ethylene o LDPE, HDPE o
Polypropylene o Urea o Methanol o Nitric Acid Reciprocating
and Centrifugal Compressors Steam Turbines and
Turbo-Expanders Pumps, Motors and Valves + GE and Channel
Service Network Service and Digital Solutions

Leveraging GE Store for Industrial Solutions Power Plants
Industrial Powergen and Flow Control Natural Gas Production
and Distribution o Steam Turbines - Utility 0-140 MW - Solar
and Geothermal o Boiler Feed - Pumps and Turbines o Fuel Gas
Boosting Thermodyn o Biomass o Mining o Pulp and Paper o
Food and Beverage o Gas Lift o Gas Gathering and Processing
o Gas Transmission o CNG Fueling Integrated Customer
Solutions

Strong Service Franchise with large Installed Base



Mission critical units in Downstream... **Our fleet**



Plant Outages & Overhaul ... **Expertise & Flexibility**



Brownfield projects ... **Technology & Execution**

Installed Base

- ✓ Refineries
  - Reciprocating: ~1,300
  - Centrifugal: ~700
  - Other: ~700
- ✓ Petrochemical Plants
  - Reciprocating: ~1,300
  - Centrifugal: ~700
  - Other: ~300
- ✓ Fertilizer Plants
  - Centrifugal: ~550
  - Steam: ~250
- ✓ High-speed recips ~17k

✓ GE & Channel Partner Service Network
✓ Digital for APM and Process Management

24

Surface

	Key offerings	Major customers	'15 Revenue profile	Key brands
Production solutions 	• Artificial Lift – Electrical submersible pumps – Rod lift systems – Progressing cavity pumps • Well services – Production & cased hole logging services, E-line, slickline – Pipe Recovery & perforation	✓ International, National, & Independent Oil Companies ✓ E&P operators	NAM ~55% RoW ~45%	LUFKIN Wood Group Well Support
Evaluation & optimization 	• Downhole tools • Drilling measurements & sensing • Monitoring & completion systems	✓ E&P operators ✓ Oilfied service companies	NAM ~25% RoW ~75%	Sondex Field Vantage
Pressure control 	• Well control equipment • Surface wellheads • Production trees • Frac rentals & flowback	✓ Mostly Onshore ✓ International, National, & Independent Oil Companies ✓ E&P operators	NAM ~35% RoW ~65%	vetcogray Wood Group Well Support

25

Focus on customer outcomes Full well-lifecycle offering
Responding to customer needs o Flexible lift solutions as
flow changes ESP Rod Lift o Flexible power and compression
solutions o Well optimization ... Zenith downhole sensing +
ESP + Intelligent Platforms o Performance-based contracts o
Lease/rental models Recovery Speed Costs Cash flow Sensing,
Control and Automation Oilfield power and compression Asset
and well optimization Case study: Middle East Customer o
Field automation system ... Downhole sensing + ESP o Manage
equipment and adjust production rates Value o Targeting 5%
production per well o predictability and intervention
planning o exposure to production loss and cost Presence in
upstream value chain Broadest lift portfolio + lifecycle
offering Utilizing decades of GE reliability experience

Subsea Systems & Drilling

	Key offerings	Major customers	Business drivers	Key brands
 **Subsea Production Systems & Services**	• Trees, Manifolds & Connections • Controls & Actuators • Wellheads, Connectors & Pipes • Power & Processing • Life of field management • Well construction & intervention	✓ **International, National, & Independent Oil Companies** ✓ **Specialized developers**	• Subsea project FIDs … greenfield & brownfield • Mid-life upgrades … electrical submersible pump. controls • Well intervention and workover campaigns	vetcogray
 **Wellstream flexible pipes**	• Flexible production risers, flowlines & jumpers • Riser integrity management	✓ **International, National, & Independent Oil Companies** ✓ **Engineering & Procurement Compaies**	• Adoption of flexible risers for FPSO projects • Riser integrity management activity	Wellstream
 **Drilling products & services**	• Blowout Preventers (BOPs) • Marine drilling risers • BOP controls & monitoring • Inspection & repair services • Long-term service agreements	✓ **Drilling companies** ✓ **International, National, & Independent Oil Companies**	• Deepwater drilling vessel newbuilds/upgrades • Post-Macondo BOP standards • Inspection & certification • Adoption of performance based service agreements	HYDRIL

27

Case study: inserting technology to improve reliability & analytic capability for Statoil

~150 Trees 30% upgraded

~140 Control pods 60% upgraded

~10 Manifolds supplied

~20% Well recovery lag globally

CAPEX Driven 2-3yrs

OPEX Driven ~25yrs

INSTALLATION

LIFECYCLE SERVICES

WH/SPS Install/Recovery



Well Intervention



Controls Upgrades



Equipment Repairs



Remote Monitoring



Well Abandonment



21st century technology

Improved availability

Better analytics

Extended field life

Obsolescence mitigation

28

Proven track record … successful subsea EPC projects worldwide

IDD - Chevron
- Indonesia
- 2013-2016

10 Manifolds, 27 Trees, PLEMs, Controls, Connections & Tooling

ONGC - Vashishta
- India
- 2015-2017
- 700m [a]

3 Trees, Well head system, Connections, UTA/UTDA/SDU, Controls & MCS, Services and tooling

Ichthys SPS - Inpex
- Australia
- 2012-2016
- 340m

5 Manifolds, 22 Trees, 6 SDU, Controls, Jumpers, Connections & Tooling

Lianzi - Chevron
- Rep. of Congo
- 2012-2016
- 820-1070m

4 x Prod. Trees, 3 x WI Trees, Conns & Flex Jumpers, IWOCS

Gorgon - Chevron
- Australia
- 2008-2016
- 300-1300m

10 Manifolds, 3 CDU/UMCA, 36 PLETs, 20 Trees, Controls, Jumpers, Connections & Tool

✓ World record tie-back of 175 kms on Statoil's Snøhvit

ENI 15-06/Mpungi – ENI
- Angola
- 2014-2016
- 1100m

3 Manifolds, 9 Trees, 5 SDU, Controls, Connections & Tooling

Julimar - Apache
- Australia
- 2012-2016
- 250m

2 Manifolds, 2 PLETs, 8 Trees, Controls, Jumpers, Connections

Kizomba Satellite Ph2 - ExxonMobil
- Angola
- 2012-2016
- 300m

6 Manifolds, 24 Trees, Controls, Jumpers, Connections & Tooling

ENI 15-06 /West Hub - ENI
- Angola
- 2011-2016
- 1450m

6 Manifolds, 13 Trees 5 SDU, Controls, Jumpers, Connections & Tooling

OCTP Ghana- ENI
- Ghana
- 2015-2018
- 500-1100m

21 Trees , 8 A-Flets, 4 Flets Controls, IWOCS, Jumpers, Connections & Tooling

Snøhvit CO2 - Statoil
- Norway
- 2013-2016
- 350m

1 Manifold, 2 Trees, Controls, Connections & Tooling, Umbilicals

(a- Depth in meters

29

Differentiated technology and services: Innovation in deep water drilling

20k psi BOP



Industry first … access to 20K PSI and 350ºF reservoirs

Asset lifecycle management

SeaPrime™ MUX Controls

3x higher availability than existing systems

SeaLytics BOP Advisor™

Troubleshooting and Maintenance Management

Data-enabled services

- Equipment baseline modeling
- Condition based maintenance
- Rig-based re-certification
- Digitized asset history

Increased reliability
Reduced downtime

30

DIGITAL SOLUTIONS CONDITION and ASSET MONITORING By BENTLY
NEVADA CONTROL SOLUTIONS Hardware, software and advisory
services to improve machinery health and productivity of our customers' industrial assets Condition monitoring and
protection devices Advanced machinery diagnostic software
solutions Industry leading technical support Control system
upgrade/retrofit projects Parts and services Cyber security
Software and HMIs Mechanical solutions Lifecycle management
40% 30% 8% 22% Oil and Gas Power Gen Aerospace Other
Industrials INSPECTION TECHNOLOGIES MEASUREMENT and SENSING
PII (JV) Ultrasonic Eddy current Remote visual Conventional
and digital X-ray 3D computed tomography (CT) Software
Sensors Nuclear instrumentation Flow Gas and moisture
Pressure Inspection (ILI) services for oil and gas
transmission pipelines Cracks / corrosion data analysis
Integrity engineering Software tools Remote monitoring *A
registered trademark of General Electric Company.

Hardware to platform + Service

Current portfolio



Measure
- Pressure + flowmeters



Monitor
- Rotating equipment vibration monitoring



Control
- Turbine controls + cyber



Inspect
- NDT equipment + services



Inspection Services
- Pipeline inspection

Attractive HW businesses w/ leading positions

Future offering

ANALYTICS	Pattern recognition Metrology algorithms Machine learning / AI
APPS	APM+ (IIM) Mobile workflow mgmt Inspection cloud
SERVICES	Cloud storage, tagging, reporting Risk assessments, insp planning Drone & robotic inspections
HARD-WARE	Mobile inspection workforce In-line cameras, laser/3D scanners Wireless sensors, drones, robotics

Cloud-based, industry and HW agnostic

'Asset-Productivity+'


Smart Machines

+

PREDIX
PRODUCTION OPTIMIZATION
APM

+


Inspection / Integrity Services

Inspection services increase asset productivity … APM+

Go-to-market Strategy	DIRECT	INDIRECT
	7 regions 2,000+ sales and commercial	1,500+ channels E-commerce platform

32

Predictive corrosion management Predictive Corrosion
Management from GE is an APM offering which combines a
Predix, cloud-based software application with RightraxPM
installed sensors and advisory services to continuously
monitor corrosion-related risk, proactively make disposition decisions and minimize total cost of operations Continuous
Inspection Predictive and Proactive Maintenance Ongoing
Advisory Support RightraxPM Installed UT Sensors Predix
cloud- based Software Expert Advisory Support

Stronger coming out of cycle
($ in billions)

Cost-out

Total cost-out '15/'16E ~$1.3-1.4B


~$0.6B
~$0.7-0.8B
2015
2016E

Key drivers



Product cost-out
Execution on sourcing savings, project productivity and material redesign



Infrastructure & services
Rooftop & supplier base streamlining …
Brilliant Factory pilots underway



SG&A & simplification
Commercial & regional transformation, Digital tool enhancement for enabling functions & investment prioritization

Executing on cost while continuing to invest in capability

34

Cost execution in down cycle ... examples

Global supply chain optimization

Cost & optimization ...



↓ 20%
2014
2016

Rooftops

... enhancing through Digital Thread



Programming & Simulation
10+ Technologies
Predictive approach
Drawing Simplification
20+ people
-30%
Automatic Line w/ Robots

- Consolidating capability ... investing in multi-modal facilities to leverage GE footprint
- Brilliant Factories, Talamona, Italy: Automated robotics line, 30% reduction in lead times, predictive approach with data collection & software

Product cost-out

Onshore product example



100%
+10%
(30)%
(19)%
(12)%
~50%
Prior standard Cost
Volume under absorption
Sourcing base
Design Changes
Specs Logistics Commonality
New standard cost

- Driving savings through global supply base
- Cross-functional teams driving design optimization
- Deep catalogue simplification as part of process

35

GE O and G financial summary ($ in billions) Financials 2013
2014 2015 Key actions 1 Executing through down-cycle ...
operational excellence and cost-out Orders Revenue Op profit
/ EBIT $19.9 $17.3 $20.1 $15.1 $19.1 $16.5 $2.8 2 Continuing
to operate with flexibility to react to different market
conditions 3 Investing through the cycle and develop further capabilities Backlog EBITDA EBITDA % CAPEX $2.8 16.4% $0.7
$3.3 17.5% $0.6 $3.0 18.4% $0.5 Equipment Services $23.9
$25.0 $22.9 13.0 12.0 9.5 10.9 12.9 13.4 2013 2014 2015

Deal overview

Creating a productivity leader in Oil and Gas ~70,000
employees ~$34B revenue '20F The most advanced service
technology company The leader in O and G technology
equipment Integrated digitally-enabled offerings to set new
standards for the oil and gas industry

Deal summary

Overview

- Merge GE O&G with Baker Hughes … GE owns 62.5%, new Baker Hughes owns 37.5% … $7.4B cash dividend to existing BHI shareholders
- Publicly traded company with separate investor base … partnership structure
- BHI valued at 11.0x pro-forma EBITDA … 6.7x with run-rate synergies … 37% total premium for BHI shareholders
- Targeting close in mid-2017 … committed to work with regulators to address any questions

Strategic rationale

1. New company will have unique portfolio in O&G industry … fullstream capability
2. Complementary technology … leverage GE store + digital
3. Significant synergy opportunity … ~$1.2B cost, ~$0.4B revenue
4. Earnings accretive … ~$0.04 incremental '18 EPS
5. Fits capital allocation plan

✓ Core business … expands competitive capabilities
✓ '18 EPS accretive … attractive IRR & long-term value creation

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Creating investor value

1. Transaction significantly expands GE O&G and Baker Hughes into a fullstream technology provider

2. Baker Hughes brings complementary technology, global capability and a unique service mentality to GE

3. NewCo will combine GE's strength in large equipment, LNG and offshore with BHI's strength in services and drilling & completion tools

4. Deal is financially attractive

   ✓ Significant synergies + NewCo better positioned to navigate cycles ... value creation for investors

2020F outlook

(Proforma financials, $ in billions)


~$34
~$8
~23% EBITDA margin
Revenue
EBITDA

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Q and A

GE